Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table reflects the computation of the ratio of earnings to combined fixed charges and preference dividends for the periods presented (in thousands, except for ratios):

		Year Ended June 30,
	9 months ended March 31, 2016	2015	2014	2013	2012	2011
Computation of earnings:
Earnings before taxes	218,791	266,044	276,535	178,210	137,345	136,134
Add:
(Income) losses attributable to non-controlling interests	(75)	(79)	51	—	—	—
Fixed charges (see below)	54,461	54,620	27,934	16,982	15,564	8,452

	273,177	320,585	304,520	195,192	152,909	144,586

Computation of combined fixed charges and preference dividends:
Fixed charges:
Interest expense	54,461	54,620	27,934	16,982	15,564	8,452
Preference dividends	—	—	—	—	—	—

Total combined fixed charges and preference dividends	54,461	54,620	27,934	16,982	15,564	8,452

Ratio of earnings to fixed charges (1)	5.02	5.87	10.90	11.49	9.82	17.11
Ratio of earnings to combined fixed charges and preference dividends (1) (2)	5.02	5.87	10.90	11.49	9.82	17.11

(1)	For the purpose of these calculations, “earnings” is the amount resulting from adding together earnings before taxes, fixed charges, and losses attributable to non-controlling interests. “Fixed charges” includes interest expensed, capitalized and the amortization of capitalized expenses related to indebtedness.
(2)	There were no preference shares outstanding for the indicated periods. Accordingly, the ratio of earnings to combined fixed charges and preference dividends was identical to the ratio of earnings to fixed charges for each period.